AFYA LIMITED ANNOUNCES ENTERING INTO A SHARE PURCHASE AGREEMENT

FOR THE ACQUISITION OF UNIDOMPEDRO AND FACULDADE DOM LUIZ

Nova Lima, Brazil, May 2nd, 2024 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and digital health services provider in Brazil, announced today that it has entered into a share purchase agreement for the acquisition, through its wholly-owned subsidiary Afya Participações S.A., of 100% of the total share capital of Unidom Participações S.A. (“Unidompedro” and “Faculdade Dom Luiz”), present in Salvador (BA), Luis Eduardo Magalhães (BA), Barreiras (BA) and Ribeira do Pombal (BA).

The acquisition will add 300 operational medical school seats to Afya in Salvador, one of Brazil's largest cities. The authorization request for these 300 seats was made to the Ministry of Education ("MEC") before the Mais Médicos´ Law was enacted and MEC concluded its analysis and issued Ordinance 630/2020 ("Ordinance") in 2020 to partially authorize the operation considering 125 medical seats. In 2021, as a result of a judicial order, MEC reviewed the Ordinance to authorize the 300 seats initially requested by Unidompedro. Said decision was confirmed by a judgement in 2023. Currently, Unidompedro has 300 seats authorized, of which 125 are final and 175 are subject to a final conclusion of the aforementioned court proceedings.

The aggregate purchase price is R$ 660.0 million, and the Net Debt will be deducted at closing. The price and payment conditions are:

•	R$ 347.8 million will be paid in cash at the closing date; and
•	R$ 312.2 million will be paid in up to 10 annual installments of R$31.2 million, adjusted by the CDI (Interbank Certificate of Deposit) rate, and it is conditioned upon the maintenance of the authorization of the 175 seats in each of the prior year. The remaining payment balance is accelerated if a final and non-appealable conclusion of the aforementioned court proceedings, within the 10-year payment period, confirms the authorization for the 175 seats. In turn, if, within the same 10-year payment period, a final conclusion of the aforementioned court proceedings does not confirm the authorization for such 175 seats, the remaining payment balance will no longer be due.

Afya expects an EV/EBITDA of 4.2x at maturity and post synergies. 2024 projected Net Revenue for Unidom Participações S.A. is R$ 110.5 million, of which around 88% is expected to come from the Medicine course. In 2027, at the medical school's full maturity, the projected Net Revenue is R$ 267 million, which, over 95%, will come from Medicine.

Additionally, if Unidompedro or Faculdade Dom Luiz wins the bid processes in the Mais Médicos 3 Program, an additional payment of R$250 thousand per granted seat will be made.

The transaction's closing is subject to customary and usual conditions including approval from antitrust regulators.

For more information, please visit https://ir.afya.com.br/news-events/presentations/

About Afya Limited (Nasdaq: AFYA, B3: A2FY34)

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering digital products to help doctors enhance their healthcare services through their whole career.

Investor Relations Contact:

Afya Limited

ir@afya.com.br

Source: Afya Limited